SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

ENHANCED CASH SURRENDER VALUE RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date, unless unless another date is specified in Section 1 of the Policy. It is part of, and subject to, the other terms and conditions of the Policy. If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
This rider provides that We will waive the surrender charge during the Enhanced Cash Surrender Value Period as described below. Coverage under this rider begins on the Policy Date.

Definitions

Enhanced Cash Surrender Value Period
The number of Policy Years during which the surrender charge will be waived as shown in Section 1 of the Policy.

General

Rider Charge
During the Enhanced Cash Surrender Value Period, there will be a monthly charge per $1,000 of the initial Specified Face Amount. This charge is shown in Section 1 of the Policy.

Enhanced Cash Surrender Value
If you make a Partial Withdrawal or fully surrender the Policy at any time during the Enhanced Cash Value Period, any applicable surrender charge will be waived and the Cash Surrender Value will be equal to the Account Value less any Policy Debt.

The amount available under the Policy for Partial Withdrawals and Policy Loans will not be increased due to this rider.

Conditions
Subject to the terms and conditions of this rider and the Policy, we agree to pay the Enhanced Cash Surrender Value during the Enhanced Cash Surrender Value Period if all the following conditions are met:

1. written request for full surrender is received at our Principal Office; and
2. the Policy is not surrendered as part of an exchange under Internal Revenue Code §1035.

Termination
This rider will terminate upon the earlier of:

1. the end of the Enhanced Cash Surrender Value Period; or
2. the termination of the Policy.

[Missing Graphic Reference]
[Robert C. Salipante], [President]